                            Filed by Davel Communications, Inc. (OTCBB: DAVL.OB) Subject Company - Davel Communications, Inc., PhoneTel Technologies, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and Deemed Filed Pursuant to Rule 14a-12 under
                                                      the Securities Act of 1934
                                                  Commission File No.: 000-25207


AT THE COMPANY                                     AT FRB|WEBER SHANDWICK
--------------                                     ----------------------
Marc S. Bendesky          Bruce W. Renard          Alison Ziegler/Marilynn Meek
Chief Financial Officer   President                (212) 445-8400
(813) 628-8000            (813) 628-8000


FOR IMMEDIATE RELEASE
---------------------

                DAVEL COMMUNICATIONS, INC. REPORTS FOURTH QUARTER
                -------------------------------------------------
                              AND YEAR-END RESULTS
                              --------------------

TAMPA, FLORIDA - MARCH 29, 2002 -- Davel Communications, Inc. (OTCBB: DAVL.OB), the nation's largest independent provider of public payphone services, today announced results for the fourth quarter and year ended December 31, 2001.

THREE MONTHS ENDED DECEMBER 31, 2001
The Company reported a net loss of $10.3 million, or $0.93 per share, compared to a net loss of $73.5 million, or $6.62 per share, for the same quarter last year. The loss in the fourth quarter of 2000 included non-recurring charges of $49.0 million reflecting the impairment of long-lived assets, consisting of an adjustment in the value of installed and uninstalled telephones and location contracts and a write-off of goodwill.

Total revenue decreased 8.1% to $20.5 million from $22.3 in the fourth quarter of 2000. The decrease is a result of the Company's ongoing strategy to remove unprofitable phones, lower call volumes from increased wireless competition and continued migration of payphone traffic to "dial around" calling. Coin call revenue declined 20.1% to $14.3 million from $17.9 million in the fourth quarter of 2000. Non-coin call revenue decreased 25.9 % to $6.3 million from $8.5 million in the fourth quarter of 2000 before a $4.1 million charge for change in accounting estimate reflecting a reduction in the estimated number of dial-a-round calls from previous accounting periods. The average number of payphones per month declined to approximately 57,600 for the period from approximately 67,700 for the same period last year. This reduction in phone count is a result of both the Company's low-revenue payphone removal program and normal customer attrition.

The Company's direct costs consist primarily of telephone charges, commissions and service, maintenance and network costs. Such direct costs were $16.4 million in the fourth quarter of 2001, compared with $27.4 million incurred in the fourth quarter of 2000, representing a 40.1% reduction. The reduction of these expenses is primarily attributable to the removal of unprofitable phones and cost savings initiatives in field operations and other direct services.


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Davel Communications
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Selling, general and administrative expenses decreased 45.8% to $3.2 million from $6.0 in the fourth quarter of 2000. The decrease was primarily attributable to a reduction in salaries and salary-related expenses as a result of continued rationalization of overhead expenses, along with a decline in bad debt expense, professional fees and travel and general office expenses.

YEAR ENDED DECEMBER 31, 2001
The Company reported a net loss of $43.4 million, or $3.89 per share, compared to a net loss of $111.5 million, or $10.02 per share for 2000. Results for 2000 included the effect of the $49.0 million non-recurring charge taken in the fourth quarter.

Total revenue decreased 28.3% to $90.6 million in 2001 from $126.3 million in the prior-year period. Coin call revenue fell 24.9% to $61.7 million from $82.2 million. Non-coin call revenue declined 34.2% to $29.0 million from $44.1 million. Impacting both coin call and non-coin call revenue was an approximate 13.4% decrease in the average monthly number of payphones operated by the Company. The decrease in phone count reflects the Company's ongoing strategy to remove unprofitable phones, along with normal customer attrition. Revenues were further impacted by lower call volumes on the Company's payphones as a result of the growth in wireless communications services and changes in call traffic.

Direct costs totaled $74.5 million in 2001 versus $107.2 million in 2000, a reduction of $32.7 million, or 30.5%. The reduction of these expenses is primarily attributable to the removal of unprofitable phones and cost savings initiatives in field operations and other direct services.

Selling, general and administrative expenses decreased $9.5 million, or 42.4%, to $12.9 million from $22.4 million last year. The decrease was primarily attributable to the reduction in salaries and salary-related expenses due to continued workforce reductions as a result of ongoing rationalization of overhead expenses, along with a decline in professional fees and bad debt expense.

PHONETEL MERGER
On February 21, 2002, the Company announced that it had signed a definitive merger agreement with PhoneTel Technologies, Inc., the second largest publicly traded independent payphone service provider in the U.S. In the merger, PhoneTel will become a wholly owned subsidiary of Davel. The merger agreement was unanimously approved by the Boards of Directors of both companies and is subject to the approval of stockholders of both companies. At the same time the two companies executed amendments to their existing credit agreements, and have secured a new combined $10.0 senior credit facility with Madeleine L.L.C. and ARK CLO 2000-1 Limited, the proceeds of which will be used to help finance certain operating and transaction expenses. In addition, the existing secured lenders of both companies have agreed to exchange a substantial amount of debt for equity securities of the respective companies and to restructure the remaining debt.


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Davel Communications
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In connection with the debt exchange, immediately prior to the PhoneTel merger,
Davel's secured lenders will own 93% of Davel's outstanding shares, with the remaining secured debt not to exceed $63.5 million (compared to $276 million outstanding at the time of the signing of the merger agreement).

Immediately prior to the Phonetel merger, existing shareholders of Davel's common stock will own 3% of Davel's outstanding shares, and 4% of the common stock will be reserved for the issuance of stock options and awards to Davel's employees.

Immediately following the merger, current PhoneTel shareholders and option holders will own approximately 3.28% of the shares of Davel common stock on a fully diluted basis and current Davel shareholders and option holders will own approximately 1.91%. Of the remaining shares, 4% are intended to be reserved for the issuance of employee stock options and awards, and the companies' combined lenders will own approximately 90.81% of Davel common stock. Cash will be paid in lieu of fractional shares.

The merger is currently expected to close in the third quarter of 2002.

Bruce Renard, Davel's President, commented, "We are truly encouraged by the measurable progress Davel has made during 2001 in narrowing its operating losses and producing a positive EBITDA for the year. It is especially encouraging that this progress came about during a time of great financial challenge within the telecommunications industry as a whole and the public communications sector specifically. Our aggressive cost cutting measures and low-revenue phone removal programs, along with the significant operational synergies achieved as a result of the Servicing Agreement entered into with PhoneTel last summer, are responsible for these improved results."

Mr. Renard further commented, "We continue to believe that the merger and restructuring agreement that we announced with PhoneTel last month will result in an enhanced market position for the combined companies and provide significant cost savings as we combine the back-office operations of Davel and PhoneTel going forward. The combined entity should also be well positioned to benefit from the improved regulatory environment created by recent FCC rulings that are expected to lead to reduced line costs and improved dial-around revenues in the days ahead. In sum, we believe that our merger with PhoneTel, the associated financial restructuring achieved with our lenders and the improved external operating environment flowing from these regulatory rulings, better position Davel to leverage its business opportunities from this point forward."

Founded in 1979, Davel Communications, Inc. is the largest independent payphone provider in the United States. Headquartered in Tampa, Florida, Davel operates payphones in 44 states and the District of Columbia.


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Davel Communications
Page 4

In connection with the proposed merger with PhoneTel, Davel and PhoneTel intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and joint proxy statement. BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, HOLDERS OF DAVEL'S COMMON STOCK ARE URGED TO READ THEM, IF AND WHEN THEY BECOME AVAILABLE. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov. Davel stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Davel. Such documents are not currently available.

Davel, PhoneTel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Davel's common stock and/or PhoneTel's common stock in connection with the proposed transactions. Information regarding the Davel participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by Davel on February 21, 2002. To Davel's knowledge, as of March 29, 2002, neither PhoneTel nor any of its executive officers held any share of Davel's outstanding common stock. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and joint proxy statement if and when it becomes available.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the Company's actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of Davel, or a combined Davel and PhoneTel, to differ materially, many of which are beyond the control of Davel, include, but are not limited to, the following: (1) the businesses of Davel and PhoneTel may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers may be greater than expected following the transaction; (5) generating incremental growth in the customer base of the combined company may be more costly or difficult than expected; (6) the effects of legislative and regulatory changes; (7) the tax treatment of the proposed transactions; (8) an inability to retain necessary authorizations from the FCC and state utility or telecommunications authorities;
(9) an increase in competition from cellular phone and other wireless products and wireless service providers; (10) the introduction of new technologies and competitors into the telecommunications industry; (11) changes in labor, telephone line service, equipment and capital costs; (12) future acquisitions, strategic partnerships and divestitures; (13) general business and economic conditions; and (14) other risks described from time to time in periodic reports filed by Davel with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words, to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this release. Information on significant potential risks and uncertainties is set forth more fully in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.



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Davel Communications, Inc.
Page 5

                   DAVEL COMMUNICATIONS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                        (In thousands, except share data)
--------------------------------------------------------------------------------

                                                           THREE MONTHS ENDED                        YEAR ENDED
                                                     December 31,        December 31,       December 31,     December 31,
                                                        2001                2000                2001             2000
                                                        ----                ----                ----             ----
REVENUES                                             (unaudited)         (unaudited)         (audited)        (audited)
                                                  ------------------  ------------------  ---------------- -----------------
    Coin calls                                           $ 14,268           $  17,946         $  61,668          $  82,205
    Non-coin calls                                          6,276               4,393            28,950             44,066
                                                  ------------------  ------------------  ---------------- -----------------

TOTAL REVENUES                                              20,544             22,339            90,618            126,271

COSTS AND EXPENSES
    Telephone charges                                        6,548              8,968            29,577             38,290
    Commissions                                              4,594              8,887            22,168             34,619
    Service, maintenance and network costs                   5,215              9,542            22,731             34,333
    Depreciation and amortization                            5,476              5,903            19,241             32,004
    Selling, general and administrative                      3,236              5,970            12,903             22,365
    Impairment charge & non-recurring items                    ---             49,002               ---             49,002
                                                  ------------------  ------------------  ---------------- -----------------

TOTAL OPERATING COSTS AND EXPENSES                          25,069             88,272           106,620            210,613
                                                  ------------------  ------------------  ---------------- -----------------

OPERATING LOSS                                              (4,526)           (65,933)          (16,002)           (84,342)

    Interest expense                                         5,793              7,784            27,672             27,420
    Other (income) expense                                      27                (96)             (260)              (282)
                                                  ------------------  ------------------  ---------------- -----------------
LOSS BEFORE INCOME TAXES
                                                         $ (10,346)         $ (73,621)        $ (43,414)         $ (27,138)

    Income tax benefit                                          --                 72                --                 --
                                                  ------------------  ------------------  ---------------- -----------------

NET LOSS                                                 $ (10,346)         $ (73,549)        $ (43,414)         $(111,480)

BASIC AND DILUTED LOSS PER SHARE                            $(0.93)            $(6.62)        $   (3.89)         $  (10.02)
                                                  ==================  ==================  ================ =================

WEIGHTED AVERAGE SHARES OUTSTANDING                     11,169,440         11,169,683        11,169,485         11,125,582



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Davel Communications, Inc.
Page 6

                   DAVEL COMMUNICATIONS, INC. AND SUBSIDIARIES
                           SELECTED BALANCE SHEET DATA
                                 (In thousands)

--------------------------------------------------------------------------------

                                                 Dec. 31, 2001     Dec. 31, 2000
                                                 -------------     ------------
                                                    (audited)      (audited)


Total current assets                                $17,719         $21,037

Property and equipment                               47,448          64,702

Location contracts, net                               1,983           2,571

Other asset, nets                                     1,175           4,877
                                                   ---------       ---------

Total assets                                        $68,325         $93,187
                                                    =======         =======


Total current liabilities                           297,830         278,615

Long-term liabilities                                   308             964

Stockholders' deficit                              (229,813)       (186,392)
                                                   ---------       ---------

Total liabilities and stockholders' deficit         $68,325         $93,187
                                                    =======         =======




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